                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K

(Mark One)

/X/ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended DECEMBER 31, 2001

                                       or

/ / Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from               to
                               ------------      ------------



                           Commission File No. 1-3548


                    MINNESOTA POWER AND AFFILIATED COMPANIES
                          EMPLOYEE STOCK OWNERSHIP PLAN
                                    AND TRUST

                            (Full Title of the Plan)


                               -------------------

                                  ALLETE, Inc.
                             30 West Superior Street
                          Duluth, Minnesota 55802-2093

                          (Name of issuer of securities
                          held pursuant to the Plan and
                          the address of its principal
                                executive office)

                               -------------------

                                      INDEX


                                                                          PAGE

Report of Independent Accountants                                           1

Statement of Net Assets Available for Benefits -
         December 31, 2001 and 2000                                         2

Statement of Changes in Net Assets Available for Benefits -
         Year Ended December 31, 2001 and 2000                              3

Notes to Financial Statements                                               4

Supplemental Schedules

         Schedule I: Schedule of Assets (Held at End of Year) -
                         December 31, 2001                                  9

         Schedule II: Schedule of Reportable Transactions in
                         Excess of 5% of Fair Value of Plan Assets -
                         Year Ended December 31, 2001                       9

Signatures                                                                 10

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Administrator of the Minnesota Power and Affiliated
Companies Employee Stock Ownership
Plan and Trust


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Minnesota Power and Affiliated Companies Employee Stock Ownership Plan and Trust (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Schedule of Assets (Held at End of Year) - December 31, 2001 and Schedule of Reportable Transactions - Year Ended December 31, 2001, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP


PricewaterhouseCoopers LLP
Minneapolis, Minnesota
May 31, 2002


                           ALLETE 2001 ESOP Form 11-K                          1

                                     MINNESOTA POWER AND AFFILIATED COMPANIES
                                     EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST
                                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                    Thousands

                                                                                          DECEMBER 31,
                                                                                  2001                    2000
-----------------------------------------------------------------------------------------------------------------
ASSETS

     Investment in ALLETE, Inc. Common Stock                                  $  198,472              $  200,461

     Contributions Receivable from Company                                           804                   1,095

     Cash and Cash Equivalents                                                     1,613                     435
-----------------------------------------------------------------------------------------------------------------

                                                                                 200,889                 201,991
-----------------------------------------------------------------------------------------------------------------

LIABILITIES

     Accrued Interest Expense                                                      2,389                   1,095

     Long-Term Debt                                                               75,692                  77,399
-----------------------------------------------------------------------------------------------------------------

                                                                                  78,081                  78,494
-----------------------------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS                                             $  122,808              $  123,497
-----------------------------------------------------------------------------------------------------------------

                              The accompanying notes are an integral part of these statements.

2                          ALLETE 2001 ESOP Form 11-K

                                         MINNESOTA POWER AND AFFILIATED COMPANIES
                                         EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST
                               STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                          Thousands
                                                                                           YEAR ENDED
                                                                                          DECEMBER 31,
                                                                                  2001                    2000
------------------------------------------------------------------------------------------------------------------
ADDITIONS

     Dividend Income                                                          $    8,548               $   8,722

     Company Contributions                                                         1,578                   1,669

     Net Appreciation in Fair Value of Investments                                 3,037                  63,597

     Interest Income                                                                  27                      44
------------------------------------------------------------------------------------------------------------------

                                                                                  13,190                  74,032
------------------------------------------------------------------------------------------------------------------

DEDUCTIONS

     Participants' Withdrawals                                                     5,268                   3,380

     Transfers to Pension Plan                                                       740                     308

     Interest Expense                                                              7,850                   7,984

     Administrative Expenses                                                          21                       4
------------------------------------------------------------------------------------------------------------------

                                                                                  13,879                  11,676
------------------------------------------------------------------------------------------------------------------

NET (DECREASE) INCREASE                                                             (689)                 62,356

NET ASSETS AVAILABLE FOR BENEFITS

     Beginning of Year                                                           123,497                  61,141
------------------------------------------------------------------------------------------------------------------

     End of Year                                                              $  122,808               $ 123,497
------------------------------------------------------------------------------------------------------------------

                                The accompanying notes are an integral part of these statements.

                           ALLETE 2001 ESOP Form 11-K                          3

                    MINNESOTA POWER AND AFFILIATED COMPANIES
                     EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - DESCRIPTION OF THE PLAN

         The Minnesota Power and Affiliated Companies Employee Stock Ownership Plan and Trust (ESOP) provides eligible employees of the participating affiliated companies with ALLETE common stock (Common Stock) ownership benefits. The ESOP is a noncontributory defined contribution plan that is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). At December 31, 2001 there were 1,754 participants in the ESOP. Participating affiliated companies (collectively, the Companies) include:
         -  ALLETE, Inc. (ALLETE)
         -  Minnesota Power (an operating division of ALLETE)
         -  Superior Water, Light and Power Company
         -  Minnesota Power Telecom, Inc. (now Enventis Telecom, Inc.)
         -  Electric Outlet, Inc. which was doing business as Electric Odyssey
         -  MP Affiliate Resources, Inc.

FIRST SUSPENSE ACCOUNT

         In 1989 the ESOP was amended to enable the ESOP Trustee (as defined below) to establish a leveraged First Suspense Account. Employees become eligible to participate after one year of service with the Companies. The First Suspense Account originally consisted of 633,849 shares of Common Stock purchased for the benefit of eligible ESOP participants with proceeds from a 15-year $16.5 million loan (First Loan) bearing interest at 9.125%. This loan was obtained by the ESOP Trustee on December 29, 1989, and guaranteed by ALLETE. The First Suspense Account provides that as the First Loan is repaid, shares of Common Stock in the First Suspense Account are allocated to each participant's various ESOP accounts based on the applicable allocation methods as defined in the Plan and summarized below. Shares of Common Stock are also allocated to participants' ESOP accounts for reinvested dividends paid on the shares in the First Suspense Account.

SECOND SUSPENSE ACCOUNT

         The ESOP was again amended in 1990 to enable the ESOP Trustee to establish a leveraged Second Suspense Account and borrow an additional $75 million (Second Loan) for the purpose of acquiring 2,830,188 newly issued shares of Common Stock from ALLETE for the benefit of active ESOP participants with a Basic Account. Under this amendment, active participants with a Basic Account are allocated shares to their Special Account with a value at least equal to:
(a) dividends payable on shares held by those participants in the ESOP who do not elect to receive dividends in cash, and (b) tax savings generated from the deductibility of dividends paid on all shares held in the ESOP as of August 4, 1989. Pursuant to this amendment, the ESOP Trustee issued a promissory note to ALLETE for $75 million at a 10.25% interest rate with a term not to exceed 25 years. Shares of Common Stock are also allocated to participants' ESOP accounts for reinvested dividends paid on the shares in the Second Suspense Account.

BASIC ACCOUNT

         Participants' Basic Accounts received shares of Common Stock purchased with incremental investment tax credit contributions and payroll-based tax credit contributions. Contributions to the participants' Basic Accounts ceased after 1986.

         Every December participants are required to make an election to receive dividends on shares in their Pre-1989 Basic Account either in cash or reinvest them in Common Stock held in the ESOP. Dividends on all other shares within a participant's Basic Account are automatically reinvested in Common Stock held in the ESOP. Shares within a participant's Pre-1989 Basic Account can be withdrawn at any

4                          ALLETE 2001 ESOP Form 11-K
time, while all other shares within a participant's Basic Account can be withdrawn when the participant terminates employment.

SPECIAL ACCOUNT

         For the years 1985 through 1989, the Companies received a tax deduction for cash dividends paid to participants on ESOP shares in their Basic Account. The Companies contributed to the ESOP an amount equal to the estimated income tax benefit of the dividend deduction associated with shares in the Basic
Account. Shares of Common Stock purchased with these contributions were allocated to the participants' Special Account. Dividends on these shares are automatically reinvested in Common Stock held in the ESOP. Shares within the participant's Special Account can be withdrawn when the participant terminates employment.

PARTNERSHIP ACCOUNT

         Since 1989 ALLETE has been making partnership allocations to each nonunion participant's Partnership Account based on the ratio of a participant's annual compensation to the annual compensation of all participants. In any year that the value of the shares credited to a participant's Partnership Account is less than 2 percent of the participant's annual compensation, the Companies will contribute additional shares to make up the difference. Dividends on these shares are automatically reinvested in Common Stock held in the ESOP. Shares for partnership allocations are included in each participant's Partnership Account and will come from the First and Second Loan Suspense Accounts, as determined by ALLETE. Except as provided in (1) and (2), distributions from a participant's Partnership Account may not occur earlier than the fifth annual anniversary of the participant's termination of employment. However,

        (1) If the termination of employment occurred after the participant attained the age of 65 with five or more years of continuous service, or due to the participant's death or total disability, the Partnership Account may be distributed immediately.

        (2) If the termination of employment occurred after the participant completed ten or more years of continuous services, the Partnership Account may be distributed at any time after the participant attains age 50.

BARGAINING UNIT ACCOUNT

         Effective April 1, 2001 ALLETE began making quarterly non-elective allocations to the ESOP equal to 0.75 percent of each union participant's compensation. Shares for bargaining unit allocations are included in each union participant's Bargaining Unit Account and will come from the First and Second Loan Suspense Accounts, as determined by ALLETE. Prior to April 1, 2001 the non-elective contributions equal to 0.75 percent of each union participant's compensation, were made to the participant's 401(k) before-tax account. Dividends on these shares are automatically reinvested in Common Stock held in the ESOP. Shares within the participant's Bargaining Unit Account can be withdrawn when the participant terminates employment.

MATCHING ACCOUNT

         Effective July 1, 2001 ALLETE began making quarterly matching allocations to the ESOP equal to 50 percent of each nonunion participant's 401(k) before-tax contributions, disregarding contributions in excess of 4 percent of the participant's periodic pay for the period (6 percent for Electric Outlet, Inc. employees; 8 percent for Enventis Telecom, Inc. employees). Shares for matching allocations are included in each participant's Matching Account and will come from the First and Second Loan Suspense Accounts, as determined by ALLETE. Dividends on these shares are automatically reinvested in Common Stock held in the ESOP. Shares within the participant's Matching Account can be withdrawn when the participant terminates employment.

                           ALLETE 2001 ESOP Form 11-K                          5

CONTRIBUTIONS

         The Companies' contributions for each year shall be paid to the ESOP Trustee either in cash or in Common Stock. Subject to a statutory maximum, the expenses incidental to establishing and administering the ESOP may be deducted from the Companies' contributions to the ESOP or income earned by the shares held in the ESOP. Expenses not attributable to such sources are payable by the Companies. No fees or charges will be payable by any ESOP participant.

TRANSFERS

         Upon retirement, participants may elect to transfer the amount of their ESOP account balances to the Minnesota Power and Affiliated Companies Retirement Plan A or Plan B, if the participant is receiving a benefit from one of these retirement plans.

VESTING AND FORFEITED ACCOUNTS

         At June 30, 2001 forfeited nonvested accounts totaled $32,526. These accounts were used to reduce Plan expenses in 2002. Effective July 1, 2001 all participant accounts are fully vested and nonforfeitable regardless of the participant's length of service. At December 31, 2000 there were no forfeited nonvested accounts.

ADMINISTRATION

         The ESOP is administered for the Companies by the Employee Benefit Plans Committee (Committee). The mailing address of the Committee is 30 West Superior Street, Duluth, Minnesota 55802-2093. The Committee is authorized to make rules and regulations as it may deem necessary to carry out the provisions of the ESOP and to employ investment managers (as defined by ERISA), attorneys, accountants and such other persons as it shall deem necessary or desirable in the administration of the ESOP. The Committee consists of 12 members who were appointed by the Board of Directors of ALLETE. The Board of Directors has the power to remove members of the Committee from office. Members of the Committee receive no compensation for their services with respect to the ESOP.

         As of June 1, 2002 the members of the Committee, all employees of ALLETE and/or Minnesota Power, and their respective titles are as follows:

Name                        Title
--------------------------------------------------------------------------------
Robert D. Edwards *      Executive Vice President - ALLETE and
                         Chief Executive Officer - Minnesota Power
Roger P. Engle           Vice President - Minnesota Power and
                         President and Chief Operating Officer - Superior Water,
                         Light and Power Company
Brenda J. Flayton        Vice President - Human Resources
Philip R. Halverson      Vice President, General Counsel and Secretary
Alan R. Hodnik           General Manager - Thermal Generation Operations -
                         Minnesota Power
David J. McMillan        Senior Vice President -
                         Strategic Accounts and Government Relations -
                         Minnesota Power
Patrick K. Mullen        Vice President - Minnesota Power
Mark A. Schober          Vice President and Controller
Claudia R. Scott Welty   Vice President - Information Technology
Donald J. Shippar        President and Chief Operating Officer - Minnesota Power
Jeweleon W. Tuominen     Manager - Executive Compensation and Employee Benefits
James K. Vizanko         Vice President, Chief Financial Officer and Treasurer

--------------------------------------------------------------------------------
* Committee Chairman


6                          ALLETE 2001 ESOP Form 11-K

         For 2001 Mellon Bank N.A. (Mellon Bank) acted as trustee (ESOP Trustee) for the ESOP. The ESOP Trustee's main office is located at One Mellon Bank Center, Pittsburgh, Pennsylvania 15258-0001. The ESOP Trustee carried blanket bond insurance in the amount of $100 million. ALLETE maintained the participants' records and issued quarterly reports to each participant showing the status of individual accounts.

ESOP TERMINATION

         The Companies reserve the right to reduce, suspend or discontinue their contributions to the ESOP or to terminate the ESOP in its entirety subject to the provisions of ERISA. In the event that the ESOP is terminated, the Committee may require that the accounts of all participants and beneficiaries be distributed as soon after the termination date as the Committee deems practicable, regardless of the length of time Common Stock has been allocated to any account.


NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

         The ESOP uses the accrual basis of accounting and, accordingly, reflects income in the year earned and expenses when incurred. Investments are reported at their fair value based on the quoted market price.

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to:
         - make estimates and assumptions that affect the reported amounts of assets and liabilities;
         - disclose contingent liabilities at the date of the financial statements; and
         - report amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

         The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investment which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.


NOTE 3 - FEDERAL INCOME TAX STATUS

         A favorable determination letter dated January 30, 1996 was obtained from the Internal Revenue Service stating that the ESOP, as amended and restated effective January 1, 1992, qualifies as an employee stock ownership plan under
Section 401(a) of the Internal Revenue Code of 1986. As required by the Internal Revenue Service, on February 28, 2002 the Committee filed an application for a determination letter from the Internal Revenue Service to be effective July 1, 2001 for the changes made to the ESOP in subsequent years. Management believes that the ESOP is in compliance with the Code, therefore no provision for income taxes has been included in the ESOP's financial statements.

NOTE 4 - INVESTMENTS

                                                            NUMBER OF
         ALLETE COMMON STOCK                                  SHARES             COST             MARKET
         -------------------------------------------------------------------------------------------------
         Thousands
         December 31, 2001             Allocated              3,895           $  48,939         $   98,161
                                       Unallocated            3,981              43,106            100,311
         -------------------------------------------------------------------------------------------------
                                                              7,876           $  92,045         $  198,472
         -------------------------------------------------------------------------------------------------

         December 31, 2000             Allocated              3,865           $  48,137         $   95,896
                                       Unallocated            4,214              48,717            104,565
         -------------------------------------------------------------------------------------------------
                                                              8,079           $  96,854         $  200,461
         -------------------------------------------------------------------------------------------------

                           ALLETE 2001 ESOP Form 11-K                          7

NOTE 5 - REPAYMENT OF LOANS

         The ESOP Trustee repays principal and interest on the First Loan and Second Loan with dividends paid on the shares of Common Stock in each suspense account and with certain employer contributions to the ESOP. The shares of Common Stock acquired by the ESOP Trustee are held in the First Suspense Account and Second Suspense Account, and allocated to the accounts of ESOP participants as the First Loan and Second Loan are repaid. Under current tax law, the Companies expect to realize tax savings from the two transactions.

         The First Loan was obtained from a third party lender and is guaranteed by ALLETE with 275,126 unallocated shares of Common Stock in the ESOP pledged as collateral at December 31, 2001. The lender has no rights against shares once they are allocated under the ESOP.

                              PRINCIPAL PAYMENTS
                           $16.5 MILLION 9.125% LOAN
                     -----------------------------------
                                   Thousands
                     2002                        $ 1,969
                     2003                          2,259
                     2004                          1,540
                     -----------------------------------
                                                 $ 5,768
                     -----------------------------------

         The Second Loan was obtained from ALLETE. There were 3,705,476 unallocated shares of Common Stock in the ESOP pledged as collateral at December 31, 2001. Prepayments can be made without penalty. The lender has no rights against shares once they are allocated under the ESOP.

                              PRINCIPAL PAYMENTS
                            $75 MILLION 10.25% LOAN
                     -----------------------------------
                                    Thousands
                     2011                       $  9,924
                     2012                         15,000
                     2013                         15,000
                     2014                         15,000
                     2015                         15,000
                     -----------------------------------
                                                $ 69,924
                     -----------------------------------


NOTE 6 - SUBSEQUENT EVENT

         Effective January 1, 2002 the ESOP and the Minnesota Power and Affiliated Companies Supplemental Retirement Plan (SRP) were merged into one plan called the Minnesota Power and Affiliated Companies Retirement Savings and Stock Ownership Plan (RSOP). Under the RSOP, participants have the same benefits as provided under the ESOP and the SRP. The RSOP provides participating employees an opportunity to save for retirement by electing to make before-tax and after-tax contributions through payroll deduction. It also provides an opportunity to participate directly in ALLETE's financial results through ownership of ALLETE Common Stock. Effective with the merging of the two plans American Express Retirement Services, a service group of American Express Financial Advisors Inc., and American Express Trust Company became the new service provider for the RSOP. American Express Trust Company, which is located at 994 AXP Financial Center, Minneapolis, Minnesota, 55474-0507, acts as the trustee for the RSOP.

8                           ALLETE 2001 ESOP Form 11-K

                                                                                                         SCHEDULE I

                                      MINNESOTA POWER AND AFFILIATED COMPANIES
                                       EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST
                                      SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                               AS OF DECEMBER 31, 2001
                                                     Thousands


  (a)                (b)                                  (c)                               (d)              (e)

                                                                                                            FAIR/
                                                    DESCRIPTION OF                                        CONTRACT
             IDENTITY OF ISSUER                       INVESTMENT                           COST             VALUE
-------------------------------------------------------------------------------------------------------------------
   *   ALLETE, Inc.                         Common Stock - 7,876 Shares                   $92,045          $198,472

-------------------------------------------------------------------------------------------------------------------
*  Party-in-interest


                                                                                                        SCHEDULE II
                                      MINNESOTA POWER AND AFFILIATED COMPANIES
                                      EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST
                                        SCHEDULE OF REPORTABLE TRANSACTIONS
                                    IN EXCESS OF 5% OF FAIR VALUE OF PLAN ASSETS
                                       FOR THE YEAR ENDED DECEMBER 31, 2001
                                                     Thousands

         (a)                 (b)            (c)        (d)       (e)        (f)        (g)        (h)        (i)

                                                                                                CURRENT      NET
     IDENTITY OF         DESCRIPTION     PURCHASE    SELLING    LEASE     EXPENSE    COST OF     VALUE     GAIN OR
   PARTY INVOLVED         OF ASSET         PRICE      PRICE    RENTAL    INCURRED     ASSET    OF ASSET    (LOSS)
-------------------------------------------------------------------------------------------------------------------
ALLETE, Inc.               Common
                            Stock         $4,143          -       -          -            -     $4,143        -

ALLETE, Inc.               Common
                            Stock              -     $4,568       -          -       $4,568     $4,568        -

-------------------------------------------------------------------------------------------------------------------

                           ALLETE 2001 ESOP Form 11-K                          9

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                     Minnesota Power and Affiliated Companies
                                           Employee Stock Ownership Plan
                                                     and Trust
                                  ----------------------------------------------
                                                  (Name of Plan)


June 4, 2002                   By                  R.D. Edwards
                                  ----------------------------------------------
                                                   R.D. Edwards
                                                     Chairman,
                                          Employee Benefit Plans Committee




10                         ALLETE 2001 ESOP Form 11-K